Exhibit 99.4

To:

Alberta Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial and Consumer Affairs Authority
Office of the Superintendent of Securities Services, Newfoundland and Labrador
Toronto Stock Exchange

Dear Sirs / Mesdames:

Re:	Filing of a Technical Reporting Supporting the Press Release Titled “Lithium Americas Announces 40,000 tpa Feasibility Study for the Cauchari-Olaroz Lithium Project” dated September 30, 2019.

I hereby consent to the public filing by Lithium Americas Corp., of a Technical Report dated August 19 th, 2019 and titled “NI 43-101 Technical Report and Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” (the “Technical Report”) co-authored by Ernest Burga, P.Eng., and David Burga, P.Geo., of ACSI, Daniel Weber, P.G., RM-SME, of Montgomery and Associates, Dr. Wayne Genck, PhD., Chem. Eng., MBA of Genck International, and Anthony Sanford, Pr. Sci.Nat. of Ausenco with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by Lithium Americas Corp.

CERTIFICATE

I, Wayne Genck, have read the written disclosure filed by Lithium Americas Corp. in its press release, dated September 30, 2019 titled “Lithium Americas Announces 40,000 tpa Feasibility Study for the Cauchari-Olaroz Lithium Project” and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

DATED this 11th Day of November, 2019

{SIGNED}
[Wayne Genck]
____________________
Wayne Genck, PhD.